Grizzly Gold Corp.
3651 Lindell Road, Suite D269
Las Vegas, Nevada, 89103

November 2, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Scott Anderegg, Staff Attorney

Re:	Grizzly Gold Corp.
Registration Statement on Form S-1
Form S-1 filed August 30, 2011, as amended September 28, 2011 and
November 2, 2011
File No. 333-176555

Dear Mr. Anderegg:

Grizzly Gold Corp. (the “Company”) hereby withdraws its acceleration request dated October 28, 2011 requesting the Registration Statement described above (the “Registration Statement”) be effective at 9:00 am on Wednesday, November 2, 2011.

Very truly yours,

GRIZZLY GOLD CORP.

By: /s/ Paul Strobel Name: Paul Strobel Title: Chief Executive Officer, President, Treasurer and director (principal executive, financial and accounting officer)